Filed by Nuveen Multi-Asset Income Fund (Commission File No. 333-256163)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Diversified Dividend and Income Fund (Commission File No. 811-21407)

Dear Shareholder,

You have less than 4 days to cast a vote regarding your Nuveen Diversified Dividend and Income Fund investment. At this time, we have no voting instructions updated for your shares, and the deadline to vote is quickly approaching. The shareholder meeting had to be adjourned to Thursday, September 30, 2021 due to lack of shareholder participation and we need your help! The Board is urging all shareholders to cast their vote to approve an Agreement & Plan of Reorganization.

Your vote, regardless of how many shares you own, is critical to ensure that enough votes are received to approve the proposal. If we do not receive sufficient shareholder participation by this Thursday, September 30, 2021, the Nuveen Diversified Dividend and Income Fund will not have sufficient votes to approve the proposal and will be required to incur additional solicitation costs to obtain sufficient shareholder participation.

This is a very important matter, so please take a moment now to call in your vote at 1-866-436-5968 and provide reference number <<GS Number>>. We are available from 9:00 am until 11:00 pm weekdays and from noon to 6:00 pm Eastern Time on Saturday.

Again, the shareholder meeting will reconvene this Thursday, September 30, 2021, so call us now to ensure that your vote is recorded!

Best regards,

<<Supervisor>>

<<GS Number>>

Computershare

1-866-436-5968

211 Quality Circle, Ste. 210

College Station, TX 77845

www.cfs.computershare.com